Exhibit (e)(19)

Syngenta Crop Protection, LLC 11055 Wayzata Boulevard Minnetonka, MN 55305

September 14, 2016

Jeff Rowe jeffrey.dean.rowe@gmail.com

Dear Jeff,

Reference is hereby made to the Contract of Employment between yourself and Syngenta International AG, the “Swiss Contract” (attached as Annex 1). Unless otherwise defined herein, capitalized terms used herein shall have the meaning set forth in the Swiss Contract.

It is contemplated, and you agree, that effective September 16, 2016 (the “Start Date”) you will commence employment with Syngenta Crop Protection, LLC (“Employer”) located in Minnetonka, MN under the terms and conditions in the Swiss Contract, as modified by this letter (“US Contract”).

Further, at a date determined solely by you, but no later than October 1, 2019, you will relocate to Basel, Switzerland (“Relocation”). Your employment between the Start Date and your Relocation shall be referred to as your “US Employment.” Your employment after your Relocation shall be referred to as your “Swiss Employment.” You agree that the terms and conditions set forth in the Swiss Contract, as modified below, will apply to your US Employment. In addition, during your US Employment, the Swiss Contract will be interpreted and applied as necessary or appropriate to comply with applicable US Federal, State and other local law including without limitation, Section 409A of the US Internal Revenue Code of 1984 as amended, and "Company" shall mean Syngenta Crop Protection, LLC.

1.	Employment and Position

Paragraph 1 of the Swiss Contract is incorporated herein by reference.

2.	Duties

Paragraph 2 (including all of its subparts) of the Swiss Contract is incorporated herein by reference.

3.	Term and Termination

Paragraph 3 (including all of its subparts, paragraph 3.2 and the notice period of 12 months contained therein) of the Swiss Contract is incorporated herein by reference.

4.	Compensation and Benefits

Except to the extent expressly modified below, Paragraph 4 (including all of its subparts) of the Swiss Contract is incorporated by reference herein.

4.1.	During your US Employment, your annual base salary will be [an agreed amount], payable in equal monthly installments, less applicable withholdings.

4.2.	Any amounts paid pursuant to Section 4.3 (including all of its subparts) of the Swiss Contract during your US Employment will be paid net of applicable withholdings.

4.3.	During your US Employment, you will be eligible to participate in the US health and welfare benefit plans and the Deferred Compensation Plan pursuant to the terms and conditions thereof, details of which will be provided to you promptly after the Start Date. For the avoidance of doubt, you will not be able to participate in the Employee Stock Purchase Plan during your US Employment.

5.	Allowances

Except to the extent set forth below, Paragraph 5 (including its subparts) of the Swiss Contract is incorporated herein by reference.

During your US Employment, in lieu of any annual expense allowance paid under Section 5.1 of the Swiss Contract, you will receive an annual expense allowance of [an agreed amount], less applicable withholdings.

6.	Documents and Materials

Paragraph 6 of the Swiss Contract is incorporated herein by reference.

7.	Confidentiality

Paragraph 7 (including all of its subparts) of the Swiss Contract is incorporated herein by reference.

8.	Inventions and Innovations, Intellectual Property Rights

Paragraph 8 (including all of its subparts) of the Swiss Contract is incorporated herein by reference.

9.	Vacation

Paragraph 9 of the Swiss Contract is incorporated herein by reference.

10.	Relief from Duty to Work

Paragraph 10 of the Swiss Contract is incorporated herein by reference.

11.	Return of Company’s Property and Repayment of Sums Due to the Company

Paragraph 11 of the Swiss Contract is incorporated herein by reference.

12.	Non-Competition and Non-Solicitation

Paragraph 12 (including all of its subparts) of the Swiss Contract is incorporated herein by reference.

13.	Social Insurance and Pension

Paragraph 13 to paragraph 17 of the Swiss Contract shall not apply during your US Employment.

14.	Preparation of Tax Returns

Paragraph 18 of the Swiss Contract is incorporated herein by reference.

15.	Relocation Assistance

Paragraph 19 of the Swiss Contract is applicable to your relocation to Switzerland. With respect to your relocation to Minnetonka, MN during your US Employment, in accordance with Syngenta’s US domestic relocation policy, you will be entitled for full relocation assistance for yourself and your family which includes, if required, the services of an education consultant.

16.	Indemnification

Paragraph 20 of the Swiss Contract is incorporated herein by reference.

By accepting this offer you represent that it will not be necessary for you to utilize or disclose any trade secrets or confidential information of your past employers while performing your duties with the Company.

17.	Miscellaneous

Except to the extent expressly modified below, Paragraph 21 (including all of its subparts) of the Swiss Contact is incorporated herein by reference.

17.1.	During your US Employment, in lieu of the provisions in Paragraph 21.6 of the Swiss Contract, any disputes concerning the terms and conditions of your employment, including the termination thereof, shall be governed by the laws of the State of Delaware, and you and Employer agree to submit all disputes relating thereto to the Federal and/or State courts of the State of Delaware.

17.2.	Notwithstanding anything in this Contract or otherwise, it is understood that you have the right under US Federal law to certain protections for cooperating with or reporting legal violations to the Securities and Exchange Commission (the “SEC”) and/or its Office of the Whistleblower, as well as certain other governmental authorities and self- regulatory organizations, and as such, nothing in this Agreement nor otherwise is intended to prohibit you from disclosing this Agreement to, or from cooperating with or reporting violations to, the SEC or any other such governmental authority or self- regulatory organization, and you may do so without notifying the Employer. The Employer may not retaliate against you for any of these activities, and nothing in this Agreement or otherwise would require you to waive any monetary award or other payment that you might become entitled to from the SEC or any other governmental authority.

Sincerely,

Syngenta HR Services

I hereby agree to the above terms and conditions by signing below.

Name	Signature

Date

Data Protection Statement

As part of its administrative and management processes, Syngenta (‘the Company”) holds and processes a range of personal data (including sensitive personal data), regarding its employees in order to comply with its statutory reporting requirements and manage its employment relationships. (For the purposes of this statement, the terms “personal data,” “sensitive personal data,” and “processing” have the meanings set out in the relevant privacy principles and/or any other applicable legislation).

The purposes for which the Company collects and processes personal data includes but is not limited to monitoring its equal opportunity efforts, recording membership in company plans, establishing emergency contacts, collecting reward and remuneration data, processing salary payments and work permits, monitoring our recruitment process and tracking attendance.

As an employee, you agree to provide the Company with any personal data which is necessary or reasonably required for the administration of your employment relationship (both during and after employment), the conduct of the Company’s business or where such provision is required by law. You also explicitly consent and agree to:

a)       The Company processing any Sensitive Personal Data related to you which is necessary or reasonably required for the administration of your employment relationship (both during and after employment), the conduct of the Company’s business or where such provision is required by law. This Sensitive Personal Data may include forms or medical certificates supplied to the Company to explain your absence by reason of sickness or injury, records of absences due to medial reasons and/or medical reports or health assessments;

b)       The Company collecting and/or disclosing your Personal Data to and from third Parties including the Company’s insurers, bankers, legal, medical and other professional advisers, the Company’s suppliers, any computer maintenance companies engaged by the Company, the administrators of the Company’s pension plan, your own pension provider or any potential purchaser of the Company;

c)       The Company transferring your Personal Data overseas to any of its affiliates as well as to its Human Resources service provider in India.

The Company shall process any Personal Data you make available to it in accordance with the relevant privacy principles including any other applicable legislation.

During your employment period, you must act in accordance with any policy or instruction introduced by the Company to ensure compliance with the relevant privacy principles or any other applicable legislation. Breach of this obligation will result in corrective action. You have the right to inspect your personnel file by making a request in writing to the Human Resources department.

ANNEX 1: SWISS CONTRACT

Contract of Employment

(“Contract”) between

Syngenta International AG

hereinafter referred to as the “Company”, and

Jeff Rowe

hereinafter referred to as the “Executive”.

(Executive and Company hereinafter each a “Party”, and together the “Parties”)

1.	Employment and Position

The Executive is a member of the Syngenta Executive Committee ("Executive Committee").

The Executive’s position shall be President North America and Head Global Seeds, and the Executive shall at all times report directly to the Chief Executive Officer.

The Executive will initially be employed by Syngenta Crop Protection, LLC and will be located in Minnetonka, MN. At a date determined solely by Executive, but no later than October 1, 2019, Executive and his family shall relocate their permanent residence to Basel, Switzerland, at which time Executive shall be employed by Syngenta International, AG.

2.	Duties

2.1.	The Executive performs his duties as described in the relevant job description, as amended from time to time.

2.2.	The Executive will neither take employment with a third party nor run a business and shall not, without the prior written consent of the Company, engage in any business activities other than for, or on behalf of, the Company, Syngenta AG and its subsidiaries and affiliated companies (together hereinafter “Syngenta”).

2.3.	In addition, the Executive is aware that the Swiss Ordinance Against Excessive Compensation in Listed Companies (together hereinafter, including any successor law thereof, the “VegüV”) and the Articles of Incorporation of Syngenta AG (hereinafter “Articles”) restrict the number of external offices the Executive may hold (see article 27 of the Articles). The Executive undertakes to comply with these requirements at all times during the term of this Contract.

2.4.	The Company may from time to time require the Executive to hold a minimum number of Syngenta AG shares. The Executive undertakes to comply with these share ownership requirements at all times during the term of this Contract.

3.	Term and Termination

3.1.	This Contract is entered into as of September 16, 2016 for an indefinite duration.

3.2.	At any time either party may terminate the Contract by giving 12 months written notice to the other party to the end of one calendar month. Notice is to be given pursuant to clause 21.5.

3.3.	The Contract ends tacitly and without notice on the last day of the month in which the Executive will have reached the pensionable age as defined by the rules of the applicable pension plan, or at an earlier date of retirement the Executive and the Company may agree mutually. The Executive’s retirement benefits are governed by the rules of the applicable pension plan.

3.4.	In the event of (i) the Executive's retirement, (ii) the termination of the Executive's employment other than by reason of breach of this Contract or (iii) any other lawful termination of the Executive's employment by the Company or the Executive, the Company shall pay for the period up to the end of employment to the Executive, the Executive's legal representatives, or to any party in accordance with a direction given by the Executive to the Company in writing, a proportionate base salary (see clause 4.2) and a proportionate target short-term incentive award, provided, however, that as per the applicable short-term incentive plan, similar short-term incentives are granted to other Executives of the Company for the relevant year and the same period of time.

4.	Compensation

The Executive will receive the compensation as further defined in this clause 4. Such compensation will be reviewed once each year by the Compensation Committee of the Board of Syngenta AG (hereinafter “Compensation Committee”).

4.1.	VegüV Amendment

The Executive's compensation, including without limitation his fixed and variable components referred to in this Contract (hereinafter “Compensation”), is subject to the approval by the General Meeting of Shareholders of Syngenta AG (see article 29 of the Articles).

If the General Meeting of Shareholders does not approve the maximum total Compensation of the Executive Committee, Compensation may be subject to forfeiture and claw back in accordance with applicable Swiss law and the Articles. The Executive agrees to reimburse the Company upon its first request any Compensation already paid which is subject to forfeiture and claw back under Swiss law and the Articles, to the extent that such Compensation is over and above the customary amount of compensation for the services rendered by the Executive to the Company.

4.2.	Base Salary

The Executive will receive an annual base salary [in an agreed amount] which is payable in 12 equal instalments at the end of a calendar month.

4.3.	Variable Compensation Plans

4.3.1.	In General

The Executive will be eligible to participate in Syngenta’s variable compensation plans applicable to the Executive’s function. The terms and conditions of the plans are determined by the Compensation

Committee each year in accordance with the Articles, Swiss law (including, without limitation, the VegüV) and the SEC Variable Compensation Framework.

Rights or shares under the variable compensation plans may be subject to vesting or blocking periods.

The Executive acknowledges and agrees that the grant of shares or rights under the applicable plans in a previous year cannot be taken as a precedent for any future grants.

The Executive further acknowledges and agrees that in the event that the ChemChina acquisition of Syngenta completes, all equity awards will be replaced by alternative non- equity based long-term incentive arrangements (still to be approved by the Compensation Committee). The target amount of Total Direct Compensation will however remain unchanged.

4.3.2.	Long-Term Incentive Plan and the Deferred Share Plan (for implications on long- term incentive arrangements arising from acquisition by ChemChina, please refer to final paragraph in clause 4.3.1)

In accordance with article 29 of the Articles, in the event of:

-	termination of employment of the Executive, all options, restricted share units, shares, share awards and matching shares granted under the Long-Term Incentive Plan regulations and the Deferred Share Plan regulations will vest and be granted, respectively, and any blocking periods will be waived, unless the Compensation Committee decides otherwise;

-	a change in control of Syngenta AG, all options, restricted share units, shares, share awards and matching shares granted under the Long-Term Incentive Plan regulations and the Deferred Share Plan regulations will vest and be granted, respectively, and any blocking periods will be waived.

The above provisions override the termination of employment and the change in control provisions contained in the Long-Term Incentive Plan and Deferred Share Plan regulations. All other provisions remain unchanged.

For any grants made under the Executive Long-Term Incentive Plan regulations, the termination of employment provisions and change in control provisions contained within those regulations shall apply.

4.3.3.	Compensation for loss of stock awards

The Executive has advised the Company that, as a result of him leaving his current employer to join the Company, he will forfeit Stock Options and Restricted Stock Units under his employer’s long-term stock plans. To compensate the Executive for this loss, Executive shall be paid: [an agreed amount], less applicable withholdings, on or before October 31, 2016; [an agreed amount], less applicable withholdings, on or before September 1, 2017; and [an agreed amount], less applicable withholdings, on or before September 1, 2018.

4.3.4.	Compensation for loss of 2016 bonus

In the event that the Executive forfeits his entitlement to a 2016 bonus with his current employer, and provides documentary evidence of forfeiture to the Company within 30 days of the commencement of his employment, then assuming satisfactory performance the Company will compensate the Executive by paying the forfeited amount of bonus in cash of an amount of [an agreed amount], (which the Company understands is the current target amount with Pioneer) plus the Executive’s pro-rated target Syngenta Short-Term Incentive for the period worked in March 2017 (in accordance with the Syngenta STI regulations).

4.4.	Fringe Benefits

The Executive shall receive the benefits which are contained in the SEC Members Factsheet on Benefits (if applicable), as may be amended from time to time.

5.	Allowances

5.1.	Fixed Expense Allowance

An annual expense allowance of [an agreed amount] will be paid in 12 equal instalments at the end of a calendar month. This allowance does not form part of total income for the calculation of incentive, pension or related items and is currently not subject to social security contributions.

5.2.	Family, child and similar allowances

The Executive shall receive family, child and other similar allowances offered to employees according to the Employee Regulations for Switzerland, as amended from time to time.

6.	Documents and Materials

The Executive hereby acknowledges the Company's right to possession and ownership of all documents, drawings, work results, computer programs, tapes, data or other records, including copies and summaries thereof, which are prepared by the Executive during his employment or which come into the Executive's possession through or as a result of such employment and which relate to the business of Syngenta. Upon any termination of the Executive's employment, all such items shall be returned to the Company immediately.

7.	Confidentiality

7.1.	The Executive acknowledges that the Company's business and future success depends on the preservation of the trade secrets and other confidential information of the Company and its suppliers and customers (hereinafter "Secrets"). Except as may be otherwise agreed by the Company, the Secrets include, without limiting the generality of the foregoing, existing and to be developed or acquired product ideas and designs, technology, research, test procedures and results, computer software, computer lists, data, business information, product and marketing plans, personnel information, procedural and technical manuals and practices, servicing routines, specialised and engineering know how and any other ideas, concepts, methods, discoveries, inventions, procedures or information that are proprietary to the Company or its affiliates or its actual or prospective customers or suppliers or that the Company is required, by contract or otherwise, to keep confidential, whether wholly or partially developed by the Executive or provided to the Executive and whether embodied in a tangible medium or merely remembered.

The Executive shall protect and preserve as confidential during and after the term and also entirely and without exception after the term of his employment all of the Secrets at any time known to the Executive or in him possession or control (whether wholly or partially developed by the Executive or provided to the Executive, and whether embodied in a tangible medium or merely remembered), unless and until such Secrets are disclosed to the public and are thereby no longer confidential.

7.2.	The Executive shall neither use nor allow any other person to use any of the Secrets in any way, except for the benefit of the Company and as directed by an officer of the Company. All tangible items embodying or disclosing any portion of the Secrets shall be and remain the property of the Company, and shall be returned to the Company upon the termination of the Executive's employment or the earlier request by an authorized officer of the Company.

8.	Inventions and Innovations, Intellectual Property Rights

8.1.	All inventions and technical and commercial innovations, records, work results, files, documentation, equipment and the like and any and all intellectual property rights of any kind relating to the business of the Company or a subsidiary, which the Executive shall invent, develop, conceive, produce, prepare during the term of his employment, regardless of whether the Executive thereby performed his contractual duties, shall be and remain the sole property of the Company or the relevant subsidiary or shall be assigned by the Executive to the Company or the relevant subsidiary, and, at the Company's request and expense, the Executive shall apply to the proper issuing authorities for such intellectual property rights as the Company may designate and shall execute any and all documentation required for the issuance of such patents, trademarks and models or other intellectual property rights.

To that effect, any and all ideas and work results of a technological or commercial kind which the Executive creates or in which creation he participates while performing his employment activities, belong to the Company, regardless of whether such ideas and work results are:

-	protectable or not under the applicable law;

-	invented during or not during the performance of the Executive's duties;

-	invented at the Executive's work place or elsewhere.

The Company reserves its right to acquire and to exploit any and all inventions made by the Executive while performing his employment activities, regardless of whether or not the Executive thereby performed his contractual duties in accordance with article 332 of the Swiss Code of Obligations.

At any time, the Company shall be entitled to modify or amend the Executive's commercial and technological ideas, inventions and work results transferred to or acquired by the Company in accordance with the Company’s rights under this Contract.

8.2.	The Executive transfers to the Company with immediate effect any and all copyrights as well as all rights associated with work results, which the Executive - be it alone or in co- operation with others - produced while performing his employment activities. By virtue of the transfer of rights, the Company as derivative owner shall be fully entitled to exploit the copyrights, IP or neighboring rights to protected materials, and no additional compensation by the Company to the Executive shall be due for such transfer.

9.	Vacation

The Executive shall be entitled to a vacation of 30 days per calendar year.

10.	Relief from Duty to Work

The Company may at any time and in its absolute discretion require the Executive not to attend his place of work and not to perform any duties for the Company or to perform only such specific duties, projects or tasks as are expressly assigned to him by the Company. The Executive will continue to receive his compensation as well as benefits and applicable allowances during any such period.

11.	Return of Company's Property and Repayment of Sums Due to the Company

On termination of this Contract, the Executive shall immediately return to the Company in accordance with its instructions all equipment, correspondence, documents, data, data storage media, records, software, models, notes, reports and any other documentation and any copies thereof and any other property and devices (such as, e.g., laptops, mobile phones, etc.) belonging to Syngenta.

12.	Non-Competition and Non-Solicitation

12.1.	In the event that the Executive’s Contract ends for any reason, including the termination of this Contract pursuant to the terms set out in clause 3 of this Contract, the Executive agrees that, subject to the continued payment of the base salary pursuant to clause 4.2 and the target annual short-term incentive award, for a period of one (1) year after the end of the notice period referred to in 3.2, the Executive shall not, directly or indirectly, individually or as a partner, by way of a joint venture, agent, employee or otherwise in any manner whatsoever enter into, carry on, or otherwise participate in, any aspect of the business of research, development, manufacture, marketing, sales or distribution of products in the same markets as Syngenta AG or its subsidiaries or affiliates, to the extent the Executive will have been active in the scope of such business at any time during the period of the Executive's employment with Syngenta anywhere in the world.

12.2.	In addition, for a period of one year after the end of the employment with the Company, the Executive shall not, directly or indirectly, solicit or contact, for the purposes of solicitation, any customers or employees of Syngenta.

12.3.	The non-competition obligation lapses if the Company terminates the Contract without justified reason, or if the Executive terminates the Contract for a justified reason for which the Company is responsible. The Company has the right to waive the post-contractual non- compete obligation at any time, with its payment obligations ceasing as per the same date.

12.4.	In the event of a breach of this clause 12, the Company shall be entitled to claim liquidated damages in the amount of one annual base salary applicable at the time of termination of this Contract. The payment of this penalty does not release the Executive from the non- competition obligation. The Company may, in addition to liquidated damages, claim further damages and/or request a court order, by which the Executive is ordered not to further breach this provision (specific performance, “Realvollstreckung”).

13.	Social Security

The Executive’s compensation is subject to the mandatory Swiss social security contributions. The Executive’s contributions to both the Swiss Old-Age, Survivors and Disability insurance (AHV/IV/EO) and to the unemployment insurance (ALV) is based on any form of compensation and will be deducted from salary and other payments. The Company’s contributions are paid directly to the administration.

14.	Pension

With effect from the first day of employment under this Contract the Executive is a member of both the “Pension Fund Syngenta” and the “Supplementary Executive Retirement Plan”. The Company shall make these plans available pursuant to relevant Swiss pension law. The retirement and insurance provisions are set out in the terms and regulations of the pension plans.

The member contributions will be deducted from the monthly salary payments to the Executive. The Company will pay the respective employer contributions.

As a US citizen, the IRS does not recognize Syngenta’s Swiss pension plans as equivalent to a US pension fund. Thus the Executive will be liable to pay US tax on the employer contributions into the Syngenta Pension Fund and the Supplementary Executive Retirement Plan. The Company will compensate the Executive for the estimated US tax payable on the contributions into the Syngenta Pension Fund and the Supplementary Executive Retirement Plan. The relevant amount will be paid to the Executive in cash annually.

15.	Short-Term Disability

In the event of incapacity for work due to illness or accident the Executive will receive the base salary and the target annual short-term incentive award for the prorated period up to a maximum of 720 days, counted within a period of 900 calendar days. The Company will pay the insurance premiums.

16.	Accident Insurance

The Company shall provide the Executive with insurance against the financial consequences of occupational and non-occupational accidents, which is mandatory in Switzerland. The Company will pay all premiums.

17.	Health Insurance

Basic insurance is mandatory by law and may only be taken out with an insurance company accredited by the Swiss health care authority.

The Company offers the Executive and the members of his family the opportunity of insurance under an agreement with the provider SWICA. However, the Executive may elect other providers at his discretion. The insurance premiums are at the Executive’s expense.

18.	Preparation of Tax Returns

The Executive is entitled to reasonable tax services and support provided by a third party tax service advisor.

The tax service and support includes the following:

•	Annual planning meeting between tax advisor and SEC member (including spouse and investment advisor if preferable)

•	Preparation of annual tax return including all necessary enclosures

•	Calculation of tax estimations and preparation of payment schedule

•	Checking and agreeing all income tax assessments/bills from the relevant tax authorities

•	Routine correspondence with relevant tax authorities on the tax returns filed

•	Review and analysis of all equity transactions to be included in the annual tax return

•	Filing of tax appeal if necessary

19.	Relocation Assistance

In accordance with Syngenta’s global relocation policy, the Executive will be entitled for full relocation assistance for himself and his family which includes US home sale support, relocation allowance, welcome service, family orientation visit (five days excluding travel), three month’s temporary housing, removal support, language training and spouse career and integration support.

20.	Indemnification

In the event DuPont-Pioneer or any affiliated entity should attempt to prevent the Executive from working for t h e C o m p a n y by seeking to enforce any contractual obligation the Executive may have to DuPont-Pioneer, such as a non-competition agreement, or by asserting or bringing any other common law or statutory claims against Executive, Company agrees to continue to employ Executive under this agreement and to provide an appropriate legal response, to pay all legal expenses associated with such a response, and to otherwise defend and fully indemnify Executive with respect to any such claim, assertion or cause of action.

21.	Miscellaneous

21.1.	Remaining Contract Terms

Remaining terms and conditions relating to working hours, sick days, pension, insurance, welfare and other social benefits, expenses and any other aspects that are not covered by this Contract, will be governed by the relevant rules and regulations of the Company (as amended from time to time), including, but not limited to, the Syngenta Code of Conduct, as well as the applicable law.

Any overtime work carried out by the Executive shall be deemed to be fully compensated through his overall remuneration and the vacation, and therefore, no separate remuneration for overtime work and/or compensation through free time shall be due by the Company.

21.2.	Gifts and Privileges

The Executive shall not accept any gift or privilege given or offered in connection with his professional services, with the exception of items with marginal value. In case of doubt, the Executive shall inform the Chief Executive Officer.

21.3.	Data Protection

It is agreed and understood by the Executive that the Company processes personal data of the Executive, provided that such processing of data relates to the employment and is necessary for the performance of the present Contract. The Executive explicitly agrees that the Company may hold, process, transmit, modify or delete such data.

21.4.	Partial Invalidity and Modifications; Entire Agreement

The invalidity or unenforceability of any particular provision of this Contract and its appendices shall not affect the other provisions, and this Contract shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

This Contract and the letter agreement dated September 14, 2016 which applies while Executive remains employed by Syngenta Crop Protection, LLC in Minnetonka, MN constitute the entire agreement between the Parties hereto; it replaces any and all previous agreements entered into between the Parties, including any agreements entered into between the Executive and other legal entities of Syngenta.

Any added and/or modified and/or waived clauses of this Contract and its appendices shall not be valid unless executed in writing and signed by both Parties hereto.

21.5.	Notices

All notices required to be given under the terms of this Contract or which either party desires to give hereunder shall be in writing and delivered personally or sent by mail, addressed as follows:

a)	if to the Company, addressed to the Chief Executive Officer

b)	if to the Executive, addressed to: him personally at the address designated by him for private delivery of mail from the Company, or at such other address as may be designated by him in writing to the Company from time to time.

21.6.	Governing Law

This Contract shall be governed by the laws of Switzerland, and the Parties submit to the jurisdiction of the courts of Basel, Switzerland.

21.7.	Pending Acquisition

The Parties expressly acknowledge and agree that in the event that the ChemChina acquisition of Syngenta completes, or any similar change in control occurs, this agreement shall survive said acquisition and Executive shall continue to be entitled to all rights and benefits set forth herein.

Syngenta International AG

Michel Demaré	Erik Fyrwald
Chairman of the Board	Chief Executive Officer

Location:	Date:

The Executive

Jeff Rowe

Location:	Date: